Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Post-Effective Amendment No. 2 to the Registration Statement (Form S-3 No. 333-261888) and related Prospectus of Sorrento Therapeutics, Inc. for the registration of up to $3,832,831,691 of its common stock, preferred stock, debt securities, warrants and units and to the incorporation by reference therein of our reports dated March 15, 2023, with respect to the consolidated financial statements of Sorrento Therapeutics, Inc, and the effectiveness of internal control over financial reporting of Sorrento Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

June 21, 2023